

September 17, 2012

<u>Via E-mail</u>
Joseph M. Fortunato
Chief Executive Officer
GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

     Re: GNC Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2011
           Filed February 27, 2012
           Form 8-K Filed July 26, 2012, April 25, 2012 and February 16, 2012
           File No. 1-35113

Dear Mr. Fortunato:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Cover Page</u>

1. In future filings, please disclose the aggregate market value of voting and nonvoting common stock held by non-affiliates by reference to the price at which the common equity was last sold as of the last business day of your most recently completed second fiscal quarter. Refer to Form 10-K.

Joseph M. Fortunato
GNC Holdings, Inc.
September 17, 2012
Page 2

Item 8. Financial Statements and Supplementary Data, page 72

2. Please disclose the accumulated balances for each classification of accumulated other comprehensive income on the face of the financial statements or in the notes to financial statements. Refer to ASC 220-10-45-14.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 79,

Revenue Recognition, page 81

3. Please tell us the amount of gift card breakage revenue recognized in each year presented. Please also tell us your consideration of disclosing the amount of gift card breakage revenue recognized in each year.

Note 5. Goodwill, Brands, And Other Intangible Assets, page 88

4. Please disclose the weighted-average amortization period in total and by major intangible asset class. Refer to ASC 350-30-50-1a.

Note 8. Long-Term Debt/Interest Expense, page 91

5. We note your disclosure in the risk factor on page 24 that the agreements governing your existing indebtedness contain restrictions on your ability and the ability of subsidiaries to pay dividends and make other distributions to stockholders. Please disclose the most significant restrictions on the payment of dividends indicating their sources, their pertinent provisions and the amount of consolidated retained earnings or net income restricted or free of restriction as of the most recent balance sheet date. Please refer to ASC 235-10 S99-1(e)(1). In addition, please tell us the amount of restricted net assets of consolidated subsidiaries as of the most recent balance sheet date, how you determine the amount of restricted net assets and your consideration of disclosing the information required by ASC 235-10-S99-1(e)(3) and providing the schedule required by ASC 205-10-S99-6(c).

Note 14. Stock Based Compensation Plans, page 91

6. Please disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to ASC 718-10-50-2i.

Form 8-K Filed July 26, 2012, April 25, 2012 and February 16, 2012

7. We note that you present adjusted EBITDA, adjusted net income and adjusted earnings per share. We also note your disclosure that although you primarily view adjusted EBITDA as an operating performance measure you also consider the measure to be a

useful tool for measuring your liquidity, your leverage capacity and your ability to service debt and generate cash for other purposes. Please note that Item 10(e)(ii)(A) of Regulation S-K prohibits the exclusion of charges that require or will require cash settlement from non-GAAP liquidity measures, other than EBIT and EBITDA. Please tell us why you believe your presentation of adjusted EBITDA as a liquidity measure complies with Item 10(e) of Regulation S-K. Also, since you present adjusted EBITDA as a liquidity measure, please provide a reconciliation of adjusted EBITDA to net cash provided by operating activities and present the three major categories of the statements of cash flows. Refer to our Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures, specifically Questions 102.06 and 102.09 available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief